EXHIBIT 4.19

12th December 2001
Mr B A Mills
Bourke Place
600 Bourke Street
Melbourne Victoria 3000

Dear Brad

Following the completion of the Dual Listed Companies (DLC) merger of BHP Limited and Billiton PLC on 29th June 2001, I would like to take this opportunity to offer you some comfort on your terms and conditions of employment as President, Base Metals.

Annual Base Pay

In respect of the senior executive group, the Remuneration Committee has approved a move to a new ‘global net pay’ approach based on a common international scale using the US market as a reference, which has been adjusted to take account of cost of living and tax differences between locations. Following an exercise of evaluating and market pricing all the senior executive roles it has been determined that your current annual base pay will increase to US$525,000 per annum with effect from 1st July 2001.

Short Term Incentive (STI)

It is important to focus the senior executive team on similar objectives as soon as possible. Therefore, urgent work is already underway to define a common STI plan for the newly integrated senior executive team. It is currently envisaged that you will be eligible to participate in the new plan at a target level of 75% per annum of your annual base pay. This target may be increased by 150% subject to Company and individual performance for the financial year July 2001 to June 2002.

Group Short Term Merger Incentive

Given the critical role you will need to play in ensuring the merger integration process is a success, it is our intention to implement a Group Merger Incentive Plan that may deliver up to 25% of annual base pay. The actual amount awarded will be driven by the level of achievement against overall merger performance measures at the end of the financial year 2002 as determined by the CEO and DCEO. I am pleased to inform you that you will be eligible to participate in this plan in its first year .

Long Term Incentive (LTI)

It is our intention to introduce common LTI awards across the senior executive group during the next financial year. However, this is a complex area that requires substantial work and may even require shareholder approval. If new plans are unable to be introduced in the first year, our intention is to continue to operate the current BHP plan targeted on similar levels of grant to the BHP plan. In the circumstances, it is currently envisaged that you will be eligible to participate under the Performance Share Plan up to a maximum value of US$500,000. The actual level of participation for this and subsequent years will be set by the Remuneration Committee, at its absolute discretion, subject to the rules of the plan when finalised.

BHP Billiton Limited   ABN 49 004 028 077 Registered in Australia
Registered Office: BHP Tower, 600 Bourke Street, Melbourne, Victoria 3000, Australia
(GPO Box 86A, Melbourne, Victoria 3001, Australia)
Telephone (61 3) 9609 3333; Telex AA30408; Facsimile (61 3) 9609 3015
A member of the BHP Billiton group, which is headquartered in Australia

Medium Term Incentive (MTI)

In addition to the LTI, we propose to offer you the opportunity to participate in a company-matching investment plan of up to a target of 1.5 times a maximum investment of US$100,000 measured over a four year performance period. Once again, the actual level of participation for this and subsequent years will be set by the Remuneration Committee at its absolute discretion, subject to the rules of the plan when finalised.

Supplementary Terms and Conditions

Attached are a set of supplementary terms and conditions of employment for your consideration. You are under no obligation to accept these changes; if you decide not to sign, then your current terms and conditions will continue to apply with regards to those items detailed below. If you do accept these supplementary terms and conditions, and there is a conflict between your current terms of employment and these supplemental terms, the supplemental terms will take precedence (except as specified in point 3.3 below).

The supplementary terms and conditions cover a number of matters, including:

1.	Your Employment
  This section provides confirmation of your employment and employing company.

2.	Intellectual Property and Inventions, Confidentiality and Conflict of Interest
The purpose of these clauses is to ensure that they equally apply to BHP Billiton Limited, BHP Billiton PLC and their related bodies corporate.

3.	Termination of Your Employment

3.1 Notice Period

On signing, your notice period to the Company will be amended to 3 months, with the Company providing you with 3 months.

3.2 Termination Payment

The supplementary terms and conditions also provide for a payment equal to 12 months of your annual base pay should your contract be terminated by the Company or you are made redundant.

3.3 Enhanced Termination Payment

In order to provide you with greater reassurance in the present circumstances surrounding the merger and to secure your commitment to it, I have pleasure in confirming that you will also be provided with an enhanced termination payment of 9 months of your annual base pay if the Company terminates your employment or you are made redundant within 12 months of the completion date of the DLC merger. Otherwise your current terms and conditions will apply.

3.4 Other Termination Payments

Points 3.2 and 3.3 are intended to provide an appropriate level of compensation on termination of your role. However, if you are eligible under your current contract of employment or company redundancy policy to receive a greater amount on termination, based on your current level of annual base pay, then the greater amount will apply.

4.	Post Employment Restrictions
A number of post employment restrictions will apply as described in the attached.

If you wish to accept these supplementary terms and conditions of employment, please sign, date and return the attached copy of this letter and terms and conditions to Ian Fraser.

Transition Allowances

Upon relocation back to the USA, you will be eligible to receive a relocation allowance for the first 3 years of your appointment The relocation allowance consists of the following gross amounts to be paid in local currency :

Year 1    -    US$150,000

Year 2    -    US$100,000

Year 3    -    US$50,000

Further details regarding relocation assistance that will apply to your move will be advised to you in due course.

In addition, you will continue to be eligible to receive the outstanding gross transition payments agreed to in your previous contract of employment with BHP Mineral Services Company. in full compensation for relinquishing your International Assignment appointment. This is due to be paid on 1 December 2001

The above payments will not be made if you terminate or give notice of termination of your employment before the due date or if your employment is terminated by the Company for cause before that date.

Retirement

You will continue to be a member of the BHP USA Retirement Savings Plan (401(k)), the BHP USA Retirement Income Plan and the BHP Copper Inc. Special Executive Deferred Compensation Plan.

Health Plan

You, your spouse and any eligible dependant children will be provided with health insurance cover under the local health insurance arrangements provided to executives in the Houston office.

BHP Salaried Retiree Health Care

Age and service ‘points’ will continue to accrue for the period of this contract without interruption for the purposes of meeting eligibility criteria for the BHP Salaried Retiree Health Care Program.

Other Insured Benefits

You will continue to be eligible for life assurance, AD&D, long- term disability and other benefits.

Taxation Services

You will continue to be provided at the Company’s expense with the services of an international accounting firm nominated by the Company (currently Arthur Andersen).

The nominated accounting firm will at the Company’s expense:

1.
Take reasonable steps to prepare your US tax returns up to and including the return for the tax year ending 31 December 2002 and your Australian tax returns for the tax year ending 30 June 2002. This service is also available upon request for your accompanying family members. (However, it is still you and your family’s personal legal responsibility to ensure that tax returns are lodged as required and tax payments are made as appropriate); and

2.	Provide advice to you in respect of the direct effects of your engagement in Australia on your family’s tax liabilities; and
3.	Provide advice and support in respect of any tax work arising out of the tax returns referred to in point 1 above.

Any further tax advice, for example, in respect of the rearrangement of your family’s assets, will be at your own expense.

Housing Loan Interest Subsidy

The subsidy arrangements for your housing finance as provided in your immediately preceding employment contract will remain unchanged and will cease when you return to the USA.

Other Terms and Conditions

All other terms and conditions of employment will remain the same for the foreseeable future. It is not our intention to align them across the two organisations at this stage, except where this is relatively simple. Once again, any such changes will follow appropriate consultation with you. However, the key focus in the short term will be to ensure all of our senior executives have common pay and incentive arrangements in order to focus the business during this critical period.

I trust this letter provides you with the necessary comfort you need to allow you to focus all of your energy and commitment in order to ensure the new group is an outstanding success. I am sure I can rely on you to give your very best in any case, but I thought this word of comfort may help.

Yours sincerely

Mike Salamon
President & CEO Minerals

Acceptances

1	I accept the terms and conditions of this letter and the Supplementary Terms and Conditions of Employment set out in the attachment to this letter.

OR

2.
I accept the terms and conditions of this letter, but do not wish to accept the Supplementary Terms and Conditions of Employment set out in the attachment to this letter. I understand that in not accepting, my current terms will continue to apply with regards to those items covered by the Supplementary Terms and Conditions.

Please delete as appropriate.

                                                                      /     /        /
B A MILLS                                                  Date

Attachments

Supplementary Terms and Conditions of Employment
Copy of letter etc. to be returned

Supplementary Terms and Conditions of Employment

Your Employment

You will continue to be employed by BHP Billiton Limited and based at Bourke Place, 600 Bourke Street, Melbourne, Victoria.

Definitions

“BHP Billiton Group” means BHP Billiton Limited, BHP Billiton PLC and their related bodies corporate within the meaning of the Corporations Law.

“Board” means the Board of BHP Billiton Limited.

“Company” means BHP Billiton Limited.

“Cause” means any of the circumstances identified in the clause dealing with Termination of Your Employment in which the Company may terminate the contract with immediate effect and without attracting liability for a termination payment.

“Confidential Information” includes information acquired during or in the course of employment within the BHP Billiton Group. Such information includes financial, marketing and strategic information; procedures, techniques and methods; calculations, manuals, trade secrets, formulas and computer software; reports and analyses; human resources information including remuneration details; research or development information; information over which intellectual property rights are held; and anything marked “confidential”; or otherwise known by you to be regarded by the Company to be confidential. It does not include information which has come into the public domain otherwise than by breach of this contract.

“Managing Director” means the person for the time being performing the function of Managing Director, BHP Billiton Limited.

Intellectual Property and Inventions

You must disclose to the Company all work, ideas, concepts, designs, inventions, models, developments and improvements made or conceived during the course of your employment or with use of any of the Company’s time, materials or facilities or other resources whether made or conceived alone or with others.

The Company has, to your exclusion and to that of any person claiming through you, all right, title and interest in and to such work, ideas, concepts, designs, inventions, developments and improvements on their creation and all or any industrial or intellectual property rights of any kind which may subsist or be obtained in them anywhere. To the extent that the Company deems necessary at any time, you agree to assign these to the Company without delay.

You must, when required, do all things and execute all documents necessary to give effect to this clause.

Termination of your employment does not operate to terminate the provisions set out in this clause which shall remain in full force and effect and binding on you notwithstanding the termination.

Nothing in this clause detracts from your duties under the general law.

Confidentiality

You must not, either during or after your employment with the Company, except in the proper course of your duties or as permitted in writing by the Managing Director or Board, use or divulge to any person any Confidential Information in any form concerning the business of the BHP Billiton Group.

You must, both during and after your employment with the Company, use your best endeavours to prevent the publication or disclosure of any such Confidential Information.

Upon termination of your employment you must deliver to the Company or its authorised representative all Confidential Information in a material form in your possession or control and relating in any way to the business or affairs of the BHP Billiton Group, together with all copies.

Termination of your employment does not operate to terminate the provisions set out in this clause which shall remain in full force and effect and binding on you notwithstanding the termination.

Nothing in this clause detracts from your duties under the general law.

Conflict of Interest

At any time during your employment, you must not engage in activities or hold or trade assets that involve or could appear to involve, a conflict or potential conflict between your personal interests and the interests of the BHP Billiton Group.

If you are in any doubt as to whether a particular activity or circumstance involves a conflict or potential conflict, you must disclose the details to the Managing Director or such other person nominated by the Managing Director, and obtain approval prior to engaging in such activity.

Termination of Your Employment

Your employment may be terminated at any time by:

1.	You giving the Company 3 months’ written notice.

2.
The Company giving you 3 months’ written notice (or a payment in lieu of notice based on your annual base pay) and a gross termination payment of 12 months of your annual base pay; plus an additional gross termination payment of 9 months of your annual base pay, but only if termination occurs within 12 months following the completion date of the Dual Listed Companies (DLC) merger of BHP Limited and Billiton PLC.

3.
The Company, if you were to be incapacitated by physical or mental illness, accident or any other circumstance beyond your control for a period of six consecutive months or an aggregate period of 6 months in any one year during this contract, upon the giving of one month’s notice or payment in lieu based on your annual base pay.

4.	The Company with immediate effect by giving you written notice if you:

a)	commit any serious breach of this contract;

b)	are convicted of any breach of the law for which you can be imprisoned;

c)	repeat, or continue, a breach of this contract, or any other contract you have with the BHP Billiton Group after you have been requested not to do so;

d)	are guilty of conduct which tends to bring you, the Company or any member of the BHP Billiton Group into disrepute;

e)	disobey or neglect any lawful and reasonable order or direction of the Company or otherwise engage in misconduct;

f)	are guilty of discriminatory behaviour such as to amount to a serious breach of your employment obligations.

If the Company terminates your employment on any of the grounds in points 3 and 4 above, you will be entitled to payment of annual base pay plus entitlements accrued up until the date of termination but you will not be entitled to any termination payment as outlined in point 2 or any other compensation in respect of the termination of your employment.

Your Restrictions When Your Employment Ends

Non-competition

In consideration of the remuneration and other benefits to be provided to you under your contract of employment, you must not perform, nor induce any other employee of the BHP Billiton Group to perform, any work in any capacity (including as director, principal, contractor, agent or employee) in competition with the BHP Billiton Group or its business in any country where such business is then conducted within the period of twelve months after the conclusion of this contract.

Non-solicitation

In consideration of the remuneration and other benefits to be provided to you under your contract, you must not, for a period of twelve months after the conclusion of this contract, solicit or entice away any person or company which has been a customer of any company within the BHP Billiton Group at any time in the 6 months preceding the end of your employment, or otherwise interfere with the relationship between a company within the BHP Billiton Group and any such customer.

Acknowledgments

You acknowledge that this section is reasonable in terms of its geographic scope, duration and the activities that are restricted having regard to the nature of the duties you have performed and are to perform. You acknowledge that it goes no further than is necessary to protect the legitimate business interests of the BHP Billiton Group. You acknowledge that it does not unreasonably restrict your right to carry on your profession. You acknowledge that, were you to breach this section, damages would not be a sufficient remedy for the Company.

Your Liability

You agree to indemnify and hold harmless the BHP Billiton Group regarding any loss and damage suffered or incurred by the BHP Billiton Group where that loss or damage arises or is incurred as a result of any willful breach of your obligations under the terms of your contract of employment.

Interpreting the Contract

If your employment terminates so do these supplementary terms and conditions and vice versa (but not post-employment obligations or restrictions).

All clauses of this supplementary contract should be read in such a way that they are capable of being enforced if there is any doubt about their enforceability. Any provision of this contract which is invalid or unenforceable in any jurisdiction is to be read down for the purposes of that jurisdiction, if possible, so as to be valid and enforceable, and is otherwise capable of being severed to the extent of the invalidity or unenforceability, without affecting the remaining provisions of this contract or affecting the validity or enforceability of that provision in any other jurisdiction.

Governing Law

This supplementary contract is to be governed by the laws of the State of Victoria and the parties submit to the non-exclusive jurisdiction of the Supreme Court of Victoria.